

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 4, 2006

<u>Via Mail and Fax</u>

Michael T. Furry
President and Chief Executive Officer
Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, CA 90670

   RE: Reinhold Industries, Inc.
      Form 10-K: For the Year Ended December 31, 2005

Dear Mr. Furry:

   We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Exhibit 13
Management's Discussion and Analysis …, page 13
Liquidity and Capital Resources, page 18

1. Refer to the first full paragraph on page 19 and the last paragraph on page 20. Please explain to us the basis for reporting the write off and incurrence of loan fees as investing activities rather than financing activities. Include in your response any guidance upon which you rely in support of your presentation.

Consolidated Statements of Cash Flows, page 25

2. Please explain to us why tax benefits affecting additional paid in capital and other comprehensive income are adjustments to net income to arrive at cash flows provided by operating activities.

Consolidated Statements of Stockholders' Equity …, page 26

3. To the extent applicable, please separately disclose the amount of income taxes netted in each line item reported. Additionally, it appears for each year presented that tax benefits associated with unrelated circumstances have been aggregated into a single line item. For clarity, consider disaggregating such amounts on the face of the statement, or clearly disclose the components of the respective aggregated amounts in the notes to the financial statements.

Notes to the Consolidated Financial Statements, page 28
Note 2. Significant Accounting Policies and Practices, page 28
Discontinued Operations, page 30

4. Please explain to us the basis for accruing at December 31, 2005 the $2.3 million sales price adjustment for NP Aerospace that was made in the first quarter 2006. Include in your response any guidance upon which you rely in support of your accounting.

Note 8. Operating Segments, page 46

5. We note your disclosures that variances in gross profit margin are due to product mix and that Aerospace produces a variety of products. To the extent practicable and meaningful, please provide the disclosure required by paragraph 37 of FAS 131.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

     You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Brett R. Meinsen, Vice President – Finance and Administration, Secretary, Treasurer